

February 10, 2023

Via E-mail

Renée Fuller
Fidelity® Investments
245 Summer Street
Boston, MA 02210

   Re: Fidelity Cherry Street Trust
      File No. 811-23840

Dear Ms. Fuller:

   On January 11, 2023, you filed a registration statement on Form N-1A on behalf of the Fidelity Cherry Street Trust (the "<u>Fund</u>"). We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

LEGAL COMMENTS

Declaration of Trust

1. Page 14—Derivative Actions—Please disclose the pre-suit demand requirement in an appropriate location in the Prospectus.

2. Page 23—Exclusive Jurisdiction—Please disclose in an appropriate location in the Prospectus the exclusive federal forum provision and the corresponding risks (*e.g.*, that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of this provision since the 1933 Act and 1940 Act permit shareholder to bring claims arising from these Acts in both state and federal courts).

3. Page 23—Jury Trial Waiver—Please disclose in an appropriate location in the Prospectus that shareholders waive the right to a jury trial.

Prospectus

4. Page 3—Fund Summary—Under Form N-1A Item 5(a), Instruction 2, "A Fund having three or more sub-advisers, each of which manages a portion of the Fund's portfolio, need not identify each such sub-adviser, except that the Fund must identify any sub-adviser that is (or is reasonably expected to be) responsible for the management of a significant portion of the Fund's net assets. For purposes of this paragraph, a significant portion of a Fund's net assets generally will be deemed to be 30% or more of the Fund's net assets." Please confirm that the three sub-advisers for the Fund will not handle a significant portion of net assets as defined in the instruction, or revise this section to identify any sub-adviser that is (or is reasonably expected to be) responsible for a significant portion of the Fund's net assets.

5. Page 4—Principal Investment Strategies—The Fund states, "The Adviser may use derivative instruments and securities of other investment companies such as exchange-traded funds to equitize cash in situations involving large cash inflows or anticipated large redemptions." Based on this sentence, it appears that the Fund may invest principally in ETFs. Please disclose in the Prospectus principal risks related to ETF investing, or explain why they are not necessary.

6. Pages 6-7—Principal Risks—A temporary defensive positions discussion is included within the leverage risk. For clarity, please discuss temporary defensive positions in its own paragraph and heading.

7. Page 14—Advisory Fees—The Fund states, "For each fund that invests in Fidelity Hedged Equity Central Fund in a given month, the Adviser receives a fee equal to 50% of the monthly management fee rate (including performance adjustments, if any) that the Adviser receives from the investing fund, multiplied by the average net assets invested by that fund in Fidelity Hedged Equity Central fund for the month." "Adviser" is defined on page 3 as Fidelity Diversifying Solutions LLC. It appears that the defined term "Adviser" is possibly being used to mean two different advisers and is therefore confusing. Also, it appears that, in addition to funds, institutional investors may invest in the Fund, but how such institutional investors are charged advisory fees is not clear in the registration statement. With these aspects in mind, please revise this sentence for clarity.

Statement of Additional Information

8. Page 3—Investment Policies and Limitations—Please indicate under Item 16(a) of Form N-1A, if applicable, that the fund is diversified.

9. Page 5—Please update the asset segregation section, as it appears to be out of date with reference to effective Rule 18f-4 of the 1940 Act.

10. Page 9—The Fund states, "A fund may cover its transactions in futures contracts and related options by identifying on its books cash or liquid assets or by other means, in any manner permitted by applicable law as discussed herein under the caption 'Investment

Policies and Limitations -- Asset Segregation.'" Please review this sentence in light of Rule 18f-4 of the 1940 Act.

11. Page 24—Trustees and Officers—Please clarify where the "Statement of Policy" may be viewed.

12. Page 25—Trustees and Officers—Throughout the Trustees and Officers section, please revise to comply with Item 17(a)(1) of Form N-1A, which requires the number of portfolios in the fund complex overseen.

13. Page 31—Management Fees—Like comment 7 above, this paragraph assumes FDS is the adviser to both the Fund and the investing fund, which may not be the case. If FDS will be the adviser for both funds, please clarify in the Advisory Fees section on page 14 of the Prospectus. Otherwise, please revise this section to reflect clearly the fees to be paid to FDS and who will pay such fees.

14. Page 31—Sub-Advisers—With reference to the sub-advisers, please provide the compensation information required by Item 19(a)(3) of Form N-1A.

15. Page 32—Compensation—The next to last paragraph on the page begins an apparently repetitive discussion of compensation. Please review, and if repetitive, please consider removing while maintaining clarity regarding co-managers Eric Granat and Mitch Livstone.

ACCOUNTING COMENTS

There are no accounting comments at this time.

Closing

A response to this letter should be in the form of a post-effective amendment to this registration statement. The post-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter, and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

   Should you have any questions regarding this letter, please contact me at (202) 551-6197.

            Sincerely,
            /s/ Ryan Sutcliffe
            Staff Attorney

cc: John Lee, Branch Chief
   Christian Sandoe, Assistant Director